October 26, 2012

Jonathan Wiggins

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Telephone: (202) 551-3694

Re:	Safeguard Scientifics, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 2, 2012
File No. 1-05620

Dear Mr. Wiggins:

This letter responds to your letter dated October 23, 2012, which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding our annual report on Form 10-K for the year ended December 31, 2011 (the “2011 Annual Report”). For your convenience, we have included each of the Staff’s comments in italics before the corresponding response. The Staff’s comments and our responses thereto are numbered to correspond with the paragraph numbers in your October 23, 2012 letter.

Form 10-K for the Year Ended December 31, 2011

Note 1 – Significant Accounting Policies, page 50

1.	Please tell us how you account for the portion of the difference between the carrying amount of equity method partner companies and your share of the net assets of such companies allocated to intangible assets.

Response: The difference between our cost and our share of the net assets of our equity method partner companies that is allocated to intangible assets is amortized over the estimated useful lives of the related intangible assets. We disclose in Note 4, “Acquisitions of Ownership Interests in Partner Companies and Funds” on a company-by-company basis, that the difference between our cost and our interest in the underlying net assets of our equity method partner companies was allocated to intangible assets and/or goodwill, as applicable. If the Staff feels it would be useful to a reader, in future filings we will add the following disclosure to Note 1, “Significant Accounting Policies” within our discussion of principles of accounting for ownership interests in equity method partner companies:

The excess of the Company’s cost over its underlying interest in the net assets of equity method partner companies allocated to intangible assets is amortized over the estimated useful lives of the related intangible assets.

2.	Please tell us, and disclose in future periodic reports where significant, how you account for your proportionate share of your equity method partner companies’ equity adjustments for other comprehensive income. Refer to ASC 323-10-35-18.

Response: If significant, we recognize our proportionate share of equity method partner company adjustments for other comprehensive income as increases or decreases to the carrying value of the partner company within the “Ownership interests in and advances to partner companies and funds” line item on the consolidated balance sheet, with a corresponding adjustment to Accumulated other comprehensive income (loss). Most of our partner companies do not have defined benefit pension or postretirement plans, do not hold available-for-sale securities and do not have foreign operations; therefore, they do not generate significant other comprehensive income. Our proportionate share of other comprehensive income recognized by our equity method partner companies in the aggregate was $0, $2 thousand and $0 for the years ended December 31, 2011, 2010 and 2009, respectively. If significant, in future filings, we will disclose our accounting policy with respect to these adjustments.

In connection with this response, as requested by the Staff, we acknowledge that:

•	Safeguard Scientifics, Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in its filing;

•

Staff comments or changes to the Company’s disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Company’s filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments please call the undersigned at (610) 975-4924.

Sincerely,

/s/ Stephen T. Zarrilli
Stephen T. Zarrilli
Senior Vice President and Chief Financial Officer

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